UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                               (Amendment No. )(1)

                           SUN HEALTHCARE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    866933401
--------------------------------------------------------------------------------
                                 (CUSIP number)

DFW Capital Partners, L.P.                    Ropes & Gray LLP
Glenpointe Centre East, 5th Floor             45 Rockefeller Plaza
Teaneck, New Jersey  07666                    New York, New York  10111
(201) 836-6000                                (212) 841-5700
Attention:  Keith W. Pennell                  Attention:  Merrill A. Ulmer, Esq.

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866933401                                            Page 2 of 5 Pages

1.      Name of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)
        DFW Capital Partners, L.P.

2.      Check the Appropriate Box if a Member of a Group

        (a)     |_|
                ---------------------------------------------------
        (b)     |X|

                ---------------------------------------------------

3.      SEC Use Only

4.      Source of Funds
        OO

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)           |_|

6.      Citizenship or Place of Organization
        Delaware

                            7.    Sole Voting Power
NUMBER OF                         2,117,453 shares of Common Stock
SHARES
BENEFICIALLY                8.    Shared Voting Power
OWNED BY
EACH                        9.    Sole Dispositive Power
REPORTING                         2,117,453 shares of Common Stock
PERSON
WITH                        10.   Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,117,453 shares of Common Stock

12.     Check If The Aggregate Amount In Row (11) Excludes Certain Shares |_|

13.     Percent Of Class Represented By Amount In Row (11)
        8.7%

14.     Type of Reporting Person
        PN

CUSIP No. 866933401                                            Page 3 of 5 Pages


                                  Schedule 13D

Item 1.   Security and Issuer

          This statement relates to the Common Stock, $.01 par value ("Common Stock"), of Sun Healthcare Group, Inc., a Delaware corporation ("Sun" or the "Issuer"). The principal executive offices of the Issuer are located at 18831 Von Karman, Suite 400, Irvine, California 92612.

Item 2.   Identity and Background

          (a) This statement on Schedule 13D is filed on behalf of DFW Capital Partners, L.P., a Delaware limited partnership ("DFW" or the "Reporting Person").

          (b)-(c) DFW is a Delaware limited partnership. The principal business of DFW is that of a private investment partnership. The general partner of DFW is Capital Partners - GP, L.P., a Delaware limited partnership ("DFW GP"). The principal business of DFW GP is that of acting as the general partner of DFW. The principal business and principal office address of DFW, DFW GP and the general partners of DFW GP is Glenpointe Centre East, 5th Floor, Teaneck, New Jersey 07666. The general partners of DFW GP, who are citizens of the United States, are Donald F. DeMuth, Keith W. Pennell and Thomas W. Folger.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          Pursuant to the terms of an Agreement and Plan of Merger, dated as of May 16, 2005, as amended (the "Merger Agreement") by and among the Issuer, Pinnacle Acquisition Corp., a wholly-owned subsidiary of the Issuer, Peak Medical Corporation ("Peak") and the stockholders of Peak, effective December 9, 2005 Pinnacle Acquisition Corp. merged with and into Peak and Peak became a wholly-owned subsidiary of Sun (the "Merger"). The Issuer exchanged shares of its Common Stock for all of the outstanding shares of the capital stock of Peak, and as a stockholder of Peak the Reporting Person acquired 2,117,453 shares of Common Stock of the Issuer. The Merger Agreement was filed as Appendix B to the Issuer's Proxy Statement filed with the Securities and Exchange Commission on September 22, 2005, and any description thereof is qualified in its entirety by reference thereto.

Item 4.  Purpose of Transaction

          The Reporting Person acquired the securities of the Issuer as a result of the Merger described in Item 3 above. Pursuant to the terms of a Stockholders Agreement entered into as of May 16, 2005 and amended on July 7, 2005 and on September 16, 2005 by the Issuer and certain other stockholders of Peak, including the Reporting Person (the "Stockholders Agreement"), upon consummation of the Merger DFW had the right to nominate a director to the Issuer's Board of Directors. DFW nominated Keith W. Pennell as a director of Sun and Keith W. Pennell was appointed to Sun's board of directors effective December 9, 2005. In the Stockholders Agreement, the Reporting Person agreed, among other things, to certain restrictions with respect to the voting of their Common Stock and acquisition of any additional voting power with respect to the Issuer. The Stockholders Agreement was filed as Appendix C to the Issuer's Proxy Statement filed with the Securities and Exchange Commission on September 22, 2005, and any description thereof is qualified in its entirety by reference thereto.

         Except as otherwise described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to

CUSIP No. 866933401                                            Page 4 of 5 Pages

change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

          (a) The Reporting Person beneficially owns 2,117,453 shares of Common Stock, or approximately 8.7% of the Common Stock outstanding after the Merger. DFW GP, as the general partner of DFW, may be deemed to beneficially own the securities of the Issuer owned by DFW.

          (b) The general partners of DFW GP may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by DFW. Each of the general partners of DFW GP disclaims beneficial ownership of all securities other than those he may own directly or by virtue of his indirect pecuniary interest in the securities owned by DFW.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Person.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          In addition to the Stockholders Agreement referenced in Item 4 above, a Registration Rights Agreement was entered into as of May 16, 2005 and amended on July 7, 2005), by the Issuer certain other stockholders of Peak, including the Reporting Person (the "Registration Rights Agreement"). In the Registration Rights Agreement the Reporting Person has agreed to certain restrictions on the resale and transfer of its Common Stock and the Issuer has agreed to provide certain registration rights to the former stockholders of Peak, including the Reporting Person. The Registration Rights Agreement was filed as Appendix D to the Issuer's Proxy Statement filed with the Securities and Exchange Commission on September 22, 2005, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to Be Filed as Exhibits

          The Merger Agreement was filed as Appendix B to the Issuer's Proxy Statement filed with the Securities and Exchange Commission on September 22, 2005, and is incorporated herein by reference.

          The Stockholders Agreement was filed as Appendix C to the Issuer's Proxy Statement filed with the Securities and Exchange Commission on September 22, 2005, and is incorporated herein by reference.

          The Registration Rights Agreement was filed as Appendix D to the Issuer's Proxy Statement filed with the Securities and Exchange Commission on September 22, 2005, and is incorporated herein by reference.

CUSIP No. 866933401                                            Page 5 of 5 Pages


                                    Signature


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2005

                                  DFW CAPITAL PARTNERS, L.P.

                                  By: Capital Partners-GP, L.P., General Partner



                                  By:/s/ Keith W. Pennell
                                     -------------------------------------------
                                     Name: Keith W. Pennell
                                     Title: General Partner